SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC AGREEMENT EMPLOYEE 401(k)
RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN

Date ______________________ **By** ______________________

June 22, 2009

Barbara W. Schaefer, Senior Vice President – Human Resources, Union Pacific Corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-105715 and Registration Statement No. 33-53968 of Union Pacific Corporation on Form S-8 of our report dated June 22, 2009, relating to the financial statements of the Union Pacific Agreement 401(k) Retirement Thrift Plan, appearing in this Annual Report on Form 11-K of the Union Pacific Agreement 401(k) Retirement Thrift Plan for the year ended December 31, 2008.

Deloitte & Touche LLP

Omaha, Nebraska
June 26, 2009

Union Pacific Agreement Employee 401(k) Retirement Thrift Plan

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007, and
Report of Independent Registered Public Accounting Firm

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

TABLE OF CONTENTS

NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Union Pacific Agreement Employee 401(k) Retirement Thrift Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2009

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Investments at fair value (Note 3):		
Plan interest in Master Trust (Notes 2 and 4)	$ 806,639,396	$1,059,775,700
Contributions receivable	-	4,450
Net assets available for benefits at fair value	806,639,396	1,059,780,150
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (NOTES 2 AND 4)	1,659,564	(395,620)
NET ASSETS AVAILABLE FOR BENEFITS	$ 808,298,960	$1,059,384,530

See accompanying notes to the financial statements.

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment (loss) income:		
Plan interest in Master Trust investment (loss) income (Note 4):		
Net (depreciation) appreciation in fair value of investments	$ (290,983,663)	$ 50,946,887
Interest and dividends	30,552,251	45,241,315
Total investment (loss) income	(260,431,412)	96,188,202
Participant contributions	91,272,280	90,767,420
Total	(169,159,132)	186,955,622
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	81,926,438	75,443,057
NET (DECREASE) INCREASE	(251,085,570)	111,512,565
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,059,384,530	947,871,965
End of year	$ 808,298,960	$1,059,384,530

See accompanying notes to the financial statements.

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering employees of the Union Pacific Railroad Company and its railroad affiliates (the "Company") who are represented for the purposes of collective bargaining by a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of the effective date of the Plan, July 1, 1990. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Beginning on January 1, 2008, participants may contribute 2% to 75% (2% to 50% for the year ended December 31, 2007) of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the "Code"). Participants may also contribute 1% to 75% (1% to 50% for the year ended December 31, 2007) of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 75% (50% for the year ended December 31, 2007) of eligible compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may direct the investment of their contributions into various investment options offered by the Plan or may elect to participate in the Vanguard Advisers Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Effective October 1, 2008, if a participant does not provide investment direction with respect to contributions made to their account, such contributions are invested in a default investment option designated under the Plan. The Company does not contribute to the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. The allocations are based on participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their account.

Distributions to Participants — Following a participant's termination of employment, a distribution of benefits will be made upon request. If a participant does not request a distribution at termination, the account will be deferred until the date the participant attains the participant's required beginning date, as defined, or the participant's death. If the participant remains employed with the Company after attaining age 70-1/2, their account may remain in the Plan until April 1 of the year following the year in which they terminate employment. A Required Minimum Distribution option is available at age 70-1/2. The participant can receive their account sooner if they desire.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals after age 59 ½ may be made by a participant from their account in accordance with the Plan's provisions.

Plan Administration — The Plan is administered by the Senior Vice President, Human Resources of the Union Pacific Corporation (the "Corporation"). Investment management fees for the Plan's investment options are netted against investment earnings. Generally, administrative expenses of the Plan are paid by the Company, but the Plan's Named Fiduciary-Plan Investments may elect to pay Plan expenses from Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

As described in Financial Account Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2008.

New Accounting Pronouncements — As of January 1, 2008, the Plan adopted the provisions of FASB Statement No. 157, *Fair Value Measurements* (FAS 157), for its investments. FAS 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and expanded disclosures about fair value measurements. Although the adoption of FAS 157 had no material impact on the Plan's financial statements for the periods ending December 31, 2008 and 2007, the Plan is now required to provide additional disclosures as part of its financial statements (see Note 3).

3. FAIR VALUE MEASUREMENTS

FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year end and are classified as Level 1 investments.

Guaranteed Investment Contracts (GICs)

These contracts are valued at fair value and adjusted to contract value in accordance with the FSP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that impact the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds

These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer Stock Funds are classified as Level 2 investments.

Money Market Mutual Funds

The money market mutual funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Master Trust at year end and are classified as Level 1 investments.

As of December 31, 2008 the Master Trust's investments measured at fair value on a recurring basis were as follows:

	December 31, 2008		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Master Trust Assets			
Mutual Funds	$ 1,072,637,378	$ -	$ -
Guaranteed Investment Contracts	-	409,434,446	-
Employer Stock Funds	-	235,588,656	-
Money Market Mutual Funds	107,151,093	-	-
Total Master Trust Assets	$ 1,179,788,471	$ 645,023,102	$ -

4. MASTER TRUST

At December 31, 2008 and 2007, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at Vanguard Fiduciary Trust Company (VFTC). Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, is presented in the following tables as of December 31, 2008 and 2007:

Master Trust	**2008**	**2007**
Investments at fair value as determined by quoted market price:		
Mutual funds	$ 1,072,637,378	$1,623,697,532
Money market mutual funds	107,151,093	97,191,277
	1,179,788,471	1,720,888,809
Investments at estimated fair value:		
Employer stock funds	235,588,656	317,777,932
Guaranteed investment contracts	409,434,446	360,169,912
	645,023,102	677,947,844
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	5,897,684	(1,588,888)
Investments in Master Trust	$ 1,830,709,257	$2,397,247,765
Plan's portion of investments	$ 808,298,960	$1,059,380,080
Portion allocated to the Plan	44.15 %	44.19 %

Investment income (loss) for the Master Trust for the years ended December 31, 2008 and 2007 is as follows:

Master Trust Investment (Loss) Income	**2008**	**2007**
Net (depreciation) appreciation in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Mutual funds	$(540,141,475)	$ 23,947,875
Investments at estimated fair value		
Employer stock funds	(75,294,521)	100,322,250
	(615,435,996)	124,270,125
Interest and dividends	69,557,658	103,857,983
Total investment (loss) income of Master Trust	$(545,878,338)	$228,128,108
Plan's portion of Master Trust investment (loss) income	$(260,431,412)	$ 96,188,202

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested.

Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2008	2007
Average yields:		
Based on annualized earnings	4.21%	4.43%
Based on range of interest rate credited to participants	3.56% to 5.42%	2.85% to 5.42%

The Plan's interest in the Master Trust's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
Vanguard 500 Index Fund	$115,660,857	$196,946,956
Vanguard International Growth Fund	52,696,503	95,301,847
Vanguard Prime Money Market Fund	69,079,917	60,366,974
Vanguard Total Bond Market Index Fund	79,552,679	53,806,123
Vanguard Wellington Fund	122,293,254	167,175,608
Vanguard U.S. Growth Fund	*	61,631,156
Union Pacific Common Stock Fund	85,835,433	114,045,910
Union Pacific Fixed Income Fund	116,871,372	89,283,774

* Fund value for year ended December 31, 2008 did not represent 5% or more of the Plan's net assets available for benefits.

5. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The

Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2008 and 2007, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $67,226,995 and $58,707,137, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $1,749,089 and $1,498,439, respectively.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007.

	2008	2007
Net assets available for benefits per the financial statements	$ 808,298,960	$1,059,384,530
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,659,564)	395,620
Net assets available for benefits per the Form 5500 — at fair value	$ 806,639,396	$1,059,780,150

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net (decrease) increase in net assets at contract value	$ (251,085,570)	$ 111,512,565
Change in adjustment from contract value to fair value for fully benefit-responsive investement contracts	(2,055,184)	1,554,575
Net (decrease) increase in net assets per From 5500 — at fair value	$ (253,140,754)	$ 113,067,140

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